UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4) *
Martin Midstream Partners L.P.
(Name of Issuer)
Common Units representing limited partnership interests
(Title of Class of Securities)
573331105
(CUSIP Number)
Chris Booth
4200 B Stone Road
Kilgore, Texas 75662
(903) 983-6443

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 3, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573331105

(1)	Names of reporting persons Ruben S. Martin III
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of Common Units beneficially owned by each reporting person with	(7)	Sole voting power 3,885,957 (1) (2)
	(8)	Shared voting power 6,114,532 (2) (3)
	(9)	Sole dispositive power 3,885,957 (1) (2)
	(10)	Shared dispositive power 6,114,532 (2) (3)
(11)	Aggregate amount beneficially owned by each reporting person 10,000,489 (1) (2) (3)
(12)	Check if the aggregate amount in Row (11) excludes certain Common Units (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.6% (2) (4)
(14)	Type of reporting person (see instructions) IN

(1)Includes: (i) 159,350 Common Units held of record directly by the reporting person and (ii) 3,726,607 Common Units held of record by Senterfitt Holdings Inc., for which the reporting person is the sole shareholder and sole director and has sole voting and investment power.

(2)The reporting person states that neither the filing of this Schedule nor anything herein shall be deemed an admission that such person is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of these Common Units. The reporting person disclaims beneficial ownership of these Common Units, except to the extent of his pecuniary interest therein.

(3)Includes 6,114,532 Common Units held of record by Martin Resource Management Corporation, for which Mr. Martin is the chairman of the board of directors and its president, indirectly through its wholly-owned subsidiaries as follows: 4,203,823 Common Units held directly by Martin Resource LLC, 1,021,265 Common Units held directly by Martin Product Sales LLC, and 889,444 Common Units held directly by Cross Oil Refining & Marketing Inc.

(4)Based upon 39,001,086 number of Common Units outstanding as of July 23, 2024.

CUSIP No. 573331105

(1)	Names of reporting persons Senterfitt Holdings Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas, United States of America
Number of Common Units beneficially owned by each reporting person with	(7)	Sole voting power 3,726,607
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,726,607
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,726,607
(12)	Check if the aggregate amount in Row (11) excludes certain Common Units (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.6% **
(14)	Type of reporting person (see instructions) CO

**Based upon 39,001,086 number of Common Units outstanding as of July 23, 2024

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed with the Securities and Exchange Commission (the “Commission”) by the reporting person amends the Schedule 13D that was filed with the Commission on December 10, 2021 (the “Original Schedule 13D”), as amended on March 24, 2022 (“Amendment No. 1”), July 21, 2023 (“Amendment No. 2”), and May 24, 2024 (“Amendment No. 3,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 4, the statement on “Schedule 13D”). This Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Martin Midstream Partners L.P., a Delaware limited partnership (the “Issuer”), beneficially held by the reporting person. Any capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D. This Schedule 13D shall not be modified except as specifically provided herein.

Item 1. Security and Issuer.

No changes to this Item.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 of this Amendment No. 4 (which Item 4 is incorporated herein by reference) and related transaction costs is expected to consist of existing cash on hand, cash flow prior to the closing of the Merger, borrowings under Martin Resource Management Corporation’s, a Texas corporation (“MRMC”), existing credit facility, under which MRMC expects to increase the revolving commitments and add a term loan in connection with the closing of the Merger, and from $5.0 million in loans from certain members of MRMC’s management team. The reporting person estimates that approximately $132.2 million in cash will be required for MRMC to acquire all of the outstanding Common Units not already owned by MRMC or its subsidiaries, excluding transaction costs. The proposed transaction is not subject to any financing condition.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

Merger Agreement

On October 3, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MRMC, MRMC Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of MRMC (“Merger Sub”), and Martin Midstream GP LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of MRMC (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding Common Unit other than Common Units owned by MRMC, the Issuer and their respective subsidiaries (each, a “Public Common Unit”) will be converted into the right to receive $4.02 in cash without any interest thereon (the “Merger Consideration”). In connection with the Merger, (i) the General Partner’s non-economic general partner interest in the Issuer and (ii) the Common Units owned by MRMC and its subsidiaries, in each case, shall not be cancelled, shall not be converted into the right to receive the Merger Consideration and shall remain outstanding following the Merger.

Immediately prior to the effective time of the Merger, all restricted units, phantom units and phantom unit appreciation rights outstanding immediately prior to the effective time will fully vest, and each holder of such units and appreciation rights will receive an amount equal to the Merger Consideration with respect to each such unit or appreciation right that becomes vested pursuant to the terms of the Merger Agreement.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including, among others: (i) approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the holders of a majority of the issued and outstanding

Common Units, voting as a single class, (ii) there being no law, injunction, judgment or ruling prohibiting consummation of the transactions contemplated by the Merger Agreement, (iii) waiting periods under applicable antitrust law shall have been terminated or expired, (iv) subject to specified materiality standards, the accuracy of certain representations and warranties of each party and (v) compliance by each party in all material respects with its covenants.

Support Agreements

In connection with execution of the Merger Agreement, the Issuer and Mr. Martin entered into a Support Agreement, dated as of October 3, 2024, and separately, the Issuer and Senterfitt Holdings Inc. (“Senterfitt”) entered into a Support Agreement, dated as of October 3, 2024 (together, the “Support Agreements”), pursuant to which Mr. Martin and Senterfitt have agreed to vote all of the Common Units held of record or beneficially owned, as applicable, by him or it in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger. The Support Agreements terminate upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, (c) at the election of the holder of Common Units in the event that the Conflicts Committee of the board of directors of the General Partner makes a Partnership Adverse Recommendation Change (as defined in the Merger Agreement) and (d) the mutual written agreement of the parties.

The foregoing description of the Merger Agreement and the Support Agreements does not purport to be complete and is qualified in its entirety by the full text of such agreements, copies of which are filed as Exhibit B, Exhibit C and Exhibit D, respectively, and incorporated herein by reference.

After the effective time of the Merger, the Common Units will be delisted from the Nasdaq Global Select Market and, as promptly as possible, deregistered under the Securities Exchange Act of 1934, as amended.

Other than as described above, no reporting person has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

No changes to this Item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit B	Agreement and Plan of Merger, dated October 3, 2024, by and among Martin Resource Management Corporation, MRMC Merger Sub LLC, Martin Midstream GP LLC and Martin Midstream Partners L.P. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 3, 2024).
Exhibit C	Support Agreement, dated October 3, 2024, by and between Martin Midstream Partners L.P. and Ruben S. Martin, III (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 3, 2024).
Exhibit D	Support Agreement, dated October 3, 2024, by and between Martin Midstream Partners L.P. and Senterfitt Holdings Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 3, 2024).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2024

RUBEN S. MARTIN III

/s/ Ruben S. Martin III

SENTERFITT HOLDINGS INC.

By: /s/ Ruben S. Martin III
Name: Ruben S. Martin III
Title: President